

Mail Stop 4631

June 3, 2010

via U.S. mail and facsimile

James W. Griffith, President and Chief Executive Officer
The Timken Company
1835 Dueber Ave., SW,
Canton, OH 44706-2798

> **RE: The Timken Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-01169**

Dear Mr. Griffith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,

> Terence O'Brien
> Accounting Branch Chief